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                             March 17, 2021

       Shalabh Gupta, M.D.
       Chief Executive Officer, President and Chairman
       Unicycive Therapeutics, Inc.
       5150 El Camino Real, Suite A-32
       Los Altos, CA 94022

                                                        Re: Unicycive
Therapeutics, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted February
18, 2021
                                                            CIK No. 0001766140

       Dear Dr. Gupta:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted February 18, 2021

       Background on Renazorb, page 52

   1. We note your statement here and on page 53 that "Renazorb was minimally absorbed to the systemic
circulation and was safe...." Please revise these and all similar statements throughout your
prospectus that state or imply that your product candidates are safe or effective as these
determinations are solely within the authority of the FDA and comparable regulatory
bodies.
       General

   2. We note your response to prior comment 4 and reissue. The pipeline table on page 49 and on your website
indicates that Renazorb has completed Phase 3 clinical trials. However,
 Shalabh Gupta, M.D.
Unicycive Therapeutics, Inc.
March 17, 2021
Page 2
      we note your disclosure on page 1 that "Spectrum conducted a Phase 1 clinical trial with
      Renazorb in 2012 prior to the grant of [your] license in 2018." To the extent that you have completed Phase 2 and 3 clinical trials, please include disclosure that complies with prior comment 3. Otherwise, revise the pipeline table on page 49 and on your website to illustrate the product candidate's current status.
       You may contact Ibolya Ignat at 202-551-3636 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameShalabh Gupta, M.D.
                                                           Division of
Corporation Finance
Comapany NameUnicycive Therapeutics, Inc.
                                                           Office of Life
Sciences
March 17, 2021 Page 2
cc:       Jeffrey Fessler, Esq.
FirstName LastName